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January 18, 2013	Michael G. Doherty T +1 212 497 3612 F +1 646 728 1578 michael.doherty@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: John Grzeskiewicz

Re:	Cohen & Steers MLP & Energy Income Fund, Inc.
Responses to Comments on Post-Effective Amendment No.102
File Nos. 333-185483 and 811-22780

Ladies and Gentlemen:

Thank you for your letter, dated January 10, 2013 (the “Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial registration statement on Form N-2 relating to the initial offering of common shares of beneficial interest of Cohen & Steers MLP & Energy Income Fund, Inc. (the “Fund”), which was filed with the SEC on December 14, 2012.

Although the Fund intends to respond to all of the comments in due course, in the interest of time we thought it would be helpful to discuss one of the comments in advance. In particular, numbered paragraph 7 of the Letter includes the following comment:

With respect to the Fund’s investment in the wholly-owned Subsidiary . . . (b) Disclose that the Subsidiary will be managed pursuant to the Fund’s compliance policies and procedures (i.e., that the Subsidiary will be managed subject to the same investment policies and restrictions as well as requirements applying to accounting, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation as the Fund).

While not entirely clear, we believe that the comment could be interpreted to imply that, in the Staff’s view, both the Fund and the Subsidiary must independently comply with the leverage requirements of Section 18 of the Investment Company Act, as amended (the “1940 Act”). The Fund is prepared to comply with these requirements on a consolidated basis; however, for the reasons set forth below it believes that separate compliance will not provide any additional benefits to shareholders and may in fact be disadvantageous.

Securities and Exchange Commission	- 2 -	January 18, 2013

•

The assets of the Fund and the Subsidiary will be consolidated for purposes of the Fund’s financial statements pursuant to the position of the Staff set forth in the no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, SEC No-Action Letter (pub. avail. April 29, 2008) (the “Fidelity Letter”). We believe that the Staff’s position in the Fidelity Letter is recognition that assets of the Subsidiary, from the perspective of Fund shareholders, are assets of the Fund. Therefore, compliance with the 1940 Act’s leverage requirements should be tested on a consolidated basis, not separately.

•

The Subsidiary is not a separate investment company whose ultimate shareholders are different from those of the Fund, therefore requiring the protections of the 1940 Act apart from those they receive as Fund shareholders. The Subsidiary is a wholly-owned subsidiary corporation through which the Fund may invest up to 25% of its assets, and the Subsidiary will not receive investments from any other fund or sources. As a result, the Subsidiary is a method through which the Fund will effect its investment strategies and invest a portion of its assets and should comply with the 1940 Act’s leverage requirements as if its assets were the Fund’s assets (which in many ways they are).

•	The Subsidiary and the Fund will both be managed by the Fund’s investment adviser.
•

Requiring the Fund and the Subsidiary to comply separately with such leverage requirements would not provide any additional protections to Fund shareholders (because the assets of the Fund, taken on a consolidated basis, will satisfy such leverage requirements) and in fact may be disadvantageous. Permitting additional leverage at the Subsidiary level could increase the returns to Fund shareholders by decreasing the taxes paid by the Subsidiary. In addition, leverage at the Subsidiary is structurally subordinated because it is in a separate entity, and so having greater leverage at the subsidiary would potentially shield more of the other assets of the Fund from the Subsidiary’s creditors.

In addition, we are aware of at least one other registrant that has been asked to confirm that they will comply with leverage requirements on a consolidated basis.

Please confirm that the Staff would not object if the Fund and the Subsidiary comply with the leverage requirements of Section 18 of the 1940 Act on a consolidated basis.

* * * * *

Please direct any questions concerning this letter to the undersigned at (212) 497-3612.

Sincerely,

/s/ Michael G. Doherty

Michael G. Doherty

Securities and Exchange Commission	- 3 -	January 18, 2013

cc:	Tina M. Payne, Esq., Senior Vice President and Associate General Counsel of Cohen & Steers Capital Management, Inc.